EXHIBIT 99.2

Total
Philippe Gateau
+33 (0)1 47 44 47 05
philippe.gateau@total.com
ADEME
H&B Communication
Nadège Chapelin
Marina D’Huart
+33 (0)1 58 18 32 65
m.dhuart@hbcommunication.fr
Research and Development
ADEME and Total Sign Memorandum of Understanding
to Enhance the Energy Efficiency of Industrial Processes
On Wednesday, October 15, 2008, the French Environment and Energy Management Agency (ADEME) and Total signed a memorandum of understanding concerning the management and financing of a joint research and development program to make industrial processes more energy efficient. Under the agreement, small and mid-size businesses working on energy-efficient technologies will receive support, with the goal of helping France to meet the goals set at the Grenelle Environment Forum.
Long-term solutions to the challenges of climate change and reduced consumption of fossil fuels can only be found by developing more energy-efficient technologies. France’s manufacturing industries consume 37 million metric tons of oil equivalent a year, or 23% of the country’s total energy consumption. That’s why ADEME and Total are committed to providing industries in France and around the world with an array of high-performance, cost-effective technologies designed to make industrial processes more energy efficient.
In particular, the program involves technologies for small cogeneration plants, heat exchangers, boilers, drying, fluid separation, low-temperature heat recovery, refrigeration systems, compressed air, ventilation, pumping, lighting, steam and heat transfer fluids. The technologies cover all industries. Total plans to provide the program with €100 million in financing over five years, while ADEME will provide annual appropriations of approxmately €3 million, to be defined on a yearly basis.
This joint project is in line with the partners’ respective strategies. Total is looking for ways to quickly enhance the energy efficiency of its plants and, as part of its customer support policy, of customer facilities. ADEME’s mission is to develop research and development programs in the area of the environment and energy management, with the goal of upgrading industrial processes in France. The agency will work to identify applications for the program’s findings, especially for small and mid-sized industries.

The cooperation between Total and ADEME will kick off on October 17 with a call for proposals concerning “technologies to recover and use low-temperature heat.”

About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas and power, and trading. They also help to meet current and future global energy demand. The Group is also a first rank player in chemicals.
To respond to the challenges of optimizing energy use, Total is involved at two levels:
•	Applying energy-efficient technologies in its own day-to-day industrial operations and in new projects.

•	Encouraging business customers and consumers to save energy (energy performance certificates, awareness-building programs, etc.) by providing assistance or tangible solutions, such as energy-efficient products for transportation and the home. www.total.com
About ADEME
The French Environment and Energy Management Agency (ADEME) is a public agency under the joint supervision of the Ministry for Ecology, Sustainable Development and Spatial Planning and the Ministry for Higher Education and Research. It is involved in implementing public policies in the areas of the environment, energy and sustainable development. The agency provides businesses, local governments, public authorities and consumers with technical expertise and consulting services, helping them to finance projects in five areas (waste management, soil conservation, energy efficiency and renewable energy sources, air quality and noise pollution) and to improve their sustainable development programs. www.ademe.fr